1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

August 20, 2019

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Flexible Municipal Income Fund

Files Nos. 333-221829 and 811-23314

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on July 26, 2019 regarding Post-Effective Amendment No. 4 (“PEA 4”) to the registration statement on Form N-2 (the “Registration Statement”) of PIMCO Flexible Municipal Income Fund (the “Fund”), which was filed with the SEC on June 28, 2019. PEA 4 was filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”), for the purpose of amending the Fund’s Registration Statement. The below responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 5 (“PEA 5”) to the Fund’s Registration Statement. Please note that in PEA 5, the Class A-1 and Class A-2 share classes of the Fund will be renamed to Class A-2 and Class A-3, respectively.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

Comment 1:  The “Investment Strategy” section on the cover pages of the prospectus contains a statement that the Fund invests, under normal circumstances, at least 80% of its net assets in a portfolio of municipal bonds and other municipal securities, the interest of which is considered exempt from federal income tax at the time of issuance. Please revise the disclosure in this section to clarify whether municipal securities with interest subject to the federal alternative minimum tax are counted towards the Fund’s 80% policy.

Response:  The requested change will be reflected in PEA 5.

Comment 2:  The “Portfolio Contents” section on the cover pages of the prospectus includes a statement that the Fund may engage in short sales. Please confirm that the fee table includes, as an expense, an estimate of the interest and dividend expenses to be paid on the Fund’s short sale transactions.

Anu Dubey August 20, 2019 Page 2

Response:  The Fund confirms that, to the extent the Fund anticipates engaging in short sales that generate interest and dividend expenses, an estimate of such expenses will be reflected in the fee table in accordance with Form N-2.

Comment 3:  The “Leverage” section on the cover pages of the prospectus includes a statement that the Fund may choose to add leverage through the issuance of additional preferred shares. Please confirm supplementally either that the estimated fees associated with the issuance of any additional preferred shares are reflected in the fee table or that the Fund has no current intention to issue additional preferred shares.

Response:  The Fund may issue additional preferred shares in the future depending upon market conditions and other circumstances. If the Fund determines to issue additional preferred shares in the future, it will update the fee table to reflect the estimated fees associated with the issuance of the additional preferred shares either through a filing pursuant to Rule 497 under the Securities Act or an amendment to the Fund’s Registration Statement.

Comment 4:  The “Leverage” section on the cover pages of the prospectus includes a statement that the Fund may enter into transactions that may give rise to a form of leverage including “total return swaps and other derivatives transactions.” If the Fund derives its returns principally from swaps, please add (i) a footnote to the fee table disclosing the estimated embedded costs of swaps as a percentage of Fund assets for the most recent fiscal year, and (ii) an explanation that the embedded cost is an indirect expense that is not included in the fee table or expense example.

Response:  While the Fund confirms that it does not derive its returns principally from swaps at the present time, the Fund respectfully submits that it is not aware of any requirement in Form N-2 that would require the requested disclosure.

Comment 5:  If the Fund will invest significantly in municipal securities issued by the Commonwealth of Puerto Rico and its agencies and instrumentalities, please consider whether discussion of risks related to investments in such securities should be set forth as a separate risk in the “Principal Risks of the Fund” section of the prospectus summary rather than as part of the discussion of risks related to investments in municipal bonds. See IM Guidance Update 2016-02.

Response:  In response to this comment, the Fund has set forth, as a separate principal risk, the risks related to investments in municipal securities issued by the Commonwealth of Puerto Rico and its agencies and instrumentalities. Previously, such risk disclosure was included under “Municipal Bond Risk—Puerto Rico Specific Risk.”

Anu Dubey August 20, 2019 Page 3

Comment 6:  The “Portfolio Management Strategies” section of the prospectus summary includes a statement that “[t]here is no limit on the maturity or duration of any individual security in which the Fund may invest.” Please add this statement to the cover pages of the prospectus.

Response: The requested change will be reflected in PEA 5.

Comment 7: Please reduce the length of the disclosure in the “Distributions” section of the prospectus summary so that it more closely conforms with traditional notions of “summary.” See Item 3.2. of Form N-2 and Instruction thereto.

Response: In response to this comment, the Fund has reviewed and reduced the length of the disclosure in this section, which will be reflected in PEA 5.

Comment 8: Please review the “Principal Risks of the Fund” section of the prospectus summary and limit it so that it only includes the Fund’s principal risks. Please also reduce the length of the “Principal Risks of the Fund” section of the prospectus summary so that it more closely conforms with traditional notions of “summary.” See Item 3.2. of Form N-2 and Instruction thereto.

Response: The Fund has reviewed the “Principal Risks of the Fund” section of the prospectus summary and believes that the disclosure in this section includes only discussion of risks that are considered principal risks of investing in the Fund. The Fund has also reviewed the disclosure in the section and reduced the length of the disclosure, which will be reflected in PEA 5.

Comment 9: Footnote 5 to the fee table on page 18 of the prospectus contains the following sentence: “PIMCO has contractually agreed, through [ ], to waive its management fee, or reimburse the Fund, to the extent that organizational expenses and pro rata Trustees’ fees exceed 0.10% of the Fund’s net assets (the “Expense Limit”).” Please confirm that the date to be inserted in the brackets will be at least one year from the effective date of the Registration Statement.

Response: The Fund so confirms.

Comment 10: The “Dividend Reinvestment Plan” section of the prospectus includes a statement that the Fund “reserves the right to amend the Plan” to include a service charge payable by participants. Please disclose how shareholders will be notified if a service charge is instituted.

Anu Dubey August 20, 2019 Page 4

Response:  In response to this comment, the Fund has added the following as the third sentence of the final paragraph in the “Dividend Reinvestment Plan” section of the prospectus:

If the Plan is amended to include such service charges, the Plan Agent will include a notification to registered holders of Common Shares with the Plan Agent.

Comment 11:  Please confirm that the Fund will not offer shares through any intermediary pursuant to sales charge waivers, discounts and/or breakpoints required to be described in Appendix B to the prospectus prior to such time that the Fund files an updated Appendix B that contains all required information, either through a filing pursuant to Rule 497 of the Securities Act, or an amendment to the Fund’s Registration Statement.

Response:  The Fund so confirms. The Fund currently intends to offer Institutional Class and Class A-2 common shares only, and neither share class is subject to sales charges by the Fund or its distributor at the present time. Accordingly, there are no financial firm-specific sales charge variations required to be disclosed by the Fund. While it is possible that financial firms may charge transaction or other fees for their services, such fees are not established or charged by the Fund or its distributor, and the prospectus includes disclosure that encourages investors to consult their financial firms for additional information about those fees. To the extent that the Fund offers share classes in the future that are subject to sales charges, the Fund will consider whether it would be appropriate to update Appendix B. The Fund notes that while there are also Class A-1 common shares registered, which are subject to a sales charge as disclosed in the “Sales Charges - Class A-1 Common Shares” section of the prospectus, Class A-1 is not currently offered by the Fund.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Wu-Kwan Kit, Pacific Investment Management Company LLC

Nathan Briggs, Ropes & Gray LLP

Stephen Ferrara, Dechert LLP